Exhibit 99.19

FOR IMMEDIATE RELEASE

GoldMining Announces Voting Results

Vancouver, British Columbia – May 21, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce that at its annual general meeting held on May 21, 2020 (the "Meeting"), all nominees listed in its management information circular dated April 3, 2020 were elected as directors of the Company.

Each of the following six nominees proposed by management was elected as a director on a vote by show of hands. The proxies received by management with respect to the election of directors were as follows:

Director	Percentage of Votes For	Percentage of Votes Withheld
Amir Adnani	99.30%	0.70%
Garnet Dawson	99.29%	0.71%
David Kong	99.33%	0.67%
Gloria Ballesta	99.04%	0.96%
Hon. Herb Dhaliwal	99.02%	0.98%
Mario Bernardo Garnero	99.28%	0.72%

In addition, at the Meeting, shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the board to fix the auditor’s remuneration.

A total of 54,434,203 common shares of the Company were voted at the Meeting, representing 37.30% of the votes attached to all outstanding common shares. Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About GoldMining Inc.

GoldMining is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Chairman

Garnet Dawson, CEO

Telephone: (855) 630-1001

Email: info@goldmining.com